FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Holding(s) in Company dated 14 January, 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital International, Inc., Capital Guardian Trust Company and Capital International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Midland Bank plc 330,500
Mellon Nominees (UK) Limited 218,200
HSBC Bank plc 9,200
State Street Bank & Trust Co. 35,000
Nortrust Nominees 1,129,200
Citibank London 123,500
Bankers Trust 139,800
Chase Nominees Limited 1,384,500
Bank of New York Nominees 96,500
State Street Nominees Limited 212,800
Barclays Bank 70,000
Bankers Trust 2,242,800
Mellon Nominees (UK) Limited 63,500
KAS UK 21,600
Northern Trust AVFC 95,800
Mellon Bank N.A. 230,300
HSBC Bank plc 366,400
Deutsche Bank AG 553,400
State Street Bank & Trust Co. 62,800
Nortrust Nominees 1,932,406
Morgan Guaranty 284,600
Barclays Bank 60,000
Midland Bank plc 118,600
Chase Nominees Limited 2,508,877
Northern Trust 213,000
Bank of New York Nominees 4,286,414
State Street Nominees Limited 145,200
Bank One London 103,200
Citibank London 53,000
Midland Bank plc 8,000
Royal Bank of Scotland 67,100
State Street Bank & Trust Co. 38,600
Lloyds Bank 24,800
Citibank NA 17,600
Deutsche Bank AG 26,100
Chase Nominees Limited 340,100
Bank of New York Nominees 138,400
HSBC Bank plc 24,200
Chase Manhattan Nominee Ltd 5,300
Citibank NA 98,400
Citibank 10,000
State Street Bank & Trust Co. 14,999
Nortrust Nominees 93,500
Chase Nominees Limited 755,600
State Street Nominees Limited 548,500
Citibank London 21,300

5. Number of shares / amount of stock acquired

2,789,288 (since last notification)

6. Percentage of issued class

1.01%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 50p shares

10. Date of transaction

10 January 2003

11. Date company informed

14 January 2003

12. Total holding following this notification

19,323,596

13. Total percentage holding of issued class following this notification

7.01%

14. Any additional information

15. Name of contact and telephone number for queries

Cheryl Cramer 01753 447933

16. Name and signature of authorised company official responsible for making this notification

Cheryl Cramer

Date of notification

14 January 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                    By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 14 January, 2003